VIA EDGAR SUBMISSION

Mr. John Coleman and Mr. Karl Hiller
Division of Corporation Finance
Office of Energy & Transportation
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

February 20, 2024

Re:	IperionX Limited
Form 20-F for the Fiscal Year ended June 30, 2023
Filed September 18, 2023
File No. 001-41338

Dear Mr. Coleman and Mr. Hiller,

Please find our response to the comments set forth in a letter dated February 7, 2024 (the “Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-mentioned Annual Report on Form 20-F for the fiscal year ended June 30, 2023 (the “2023 20-F”).  References to the “Company,” “IPX,” “we,” “us” and “our” in this letter refer to IperionX Limited, unless otherwise indicated.

For your convenience, we have restated below in bold each comment from the Letter and supplied our responses immediately thereafter.  Page references included in our responses are to those contained in Amendment No. 1 to the 2023 20-F (the “Amendment No. 1”).

Form 20-F for the Fiscal Year ended June 30, 2023

General

1.
We note that you have been filing various reports on the Australian Securities Exchange including quarterly financial reports and other information, although you have not filed all of these documents with the SEC on Form 6-K.

General Instruction B to Form 6-K requires that you promptly furnish material information that you make public, or are required to make public pursuant to the laws of the jurisdiction of your domicile, or in which you are incorporated or organized, and is applicable pursuant to Rule 13a-16 of Regulation 13A.

This requirement also applies to material information that you file or are required to file with a stock exchange on which your securities are traded that is made public, or that you distribute or are required to distribute to your security holders.

Please address these requirements as they pertain to the reports that were required over the last three fiscal years and future reports that will be required on Form 6-K.

Response 1:  We respectfully acknowledge the Staff’s comment and undertake to promptly furnish on Form 6-K in the future all information required to be furnished pursuant thereto, including material information filed with the Australian Securities Exchange (“ASX”).  We also advise the Staff that we have reviewed all of our filings with the ASX and the Commission since the effectiveness of our registration of American Depositary Shares under the Exchange Act of 1934 (the “Exchange Act”) in June 2022.  As a result of that review, we have today furnished on Form 6-K a quarterly report for the quarter ended September 30, 2023.  We also note that certain materials related to the Company’s shareholder meetings in 2022 and 2023 were filed with ASX and delivered in English to our shareholders but were not furnished on Form 6-K.  We intend to furnish such information on Form 6-K in the future.

We advise the Staff that we are in the process of implementing additional procedures to ensure that all information required to be furnished on Form 6-K under the Exchange Act will be so furnished in a timely manner in the future.  In this respect, we note that we have recently hired a U.S.-based Chief Financial Officer and additional staffing to further enhance our disclosure controls and procedures.

Information on the Company, page 52

2.
We note your disclosure on page 44 indicating your mineral resources are based on a 0.4% THM cut-off grade using a “revenue cost break even calculation” and listing various related assumptions, such as the historical 2017 to 2021 annual average prices.

Please expand your disclosure to clarify how the inputs reconcile to the 0.4% THM resource cut-off grade and provide us with the underlying calculations.

Response 2: In response to the Staff’s comment, we have revised the disclosure on page 44 of the Amendment No. 1 to clarify the relationship between the inputs and the 0.4% THM.  We also have provided the underlying calculations as set forth in Annex A attached hereto.

3.
Please revise the rare earth oxide table disclosures on page 45 as necessary to resolve the inconsistency between the heading to the table indicating the units are presented in US$/t, and the columnar headings indicating the units are presented as US$/kg.

Response 3: In response to the Staff’s comment, we have revised the disclosure on page 45.

4.
Given that you report some results of an initial assessment on page 47, such as the mine life, average annual production, and annual operating costs, if these results include inferred resources you must also report the corresponding results excluding inferred resources along with the other information prescribed by Item 1302(d)(4)(ii) of Regulation S-K, applicable pursuant to Instruction 3 to Item 4 of Form 20-F.

Response 4: In response to the Staff’s comment, we have revised the disclosure on page 47.

Exhibits 12.1 and 12.2, page 102

5.
We note that your officer certifications do not include the introductory language prescribed for paragraph 4, regarding internal control over financial reporting, although you have included the representations required in subparagraph (b) and provided management's report on internal control over financial reporting on page 99.

The introductory language in paragraph 4 should be expanded to clarify that the certifying officers are also responsible for establishing and maintaining “...internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)),” to comply with Instruction 12 to the exhibit requirements in Form 20-F.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Response 5: In response to the Staff’s comment, we have revised Exhibits 12.1 and 12.2.

Sincerely,

/s/ Marcela Castro
Marcela Castro
Chief Financial Officer

Via E-mail:
cc:	Jeanne McMullin, Chief Legal Officer
 Eric Scarazzo, Gibson, Dunn & Crutcher LLP

Annex A

Response 2:

The below table supports our revenue cost break even calculation.  THM percentage is multiplied by (i) the sum of the product of a mineral’s recovery rate times the applicable price for the relevant mineral and (ii) 0.95 (backing out the royalty rate).

Titan Mineral Resource Estimate @0.4% THM COG
HM	Ilmenite	Rutile	REE	Zircon
THM%	% of THM	% of THM	% of THM	% of THM
2.2%	40.3%	9.5%	2.1%	11.5%

Revenue Cost Break Even Calculation
Ilmenite Recovery	%	82.6%
Rutile Recovery	%	60.9%
Rare Earth Concentrate Recovery	%	77.1%
Zircon Recovery	%	90.8%

Ilmenite Price	$ /t	200
Rutile Price	$ /t	1,030
Rare Earth Concentrate Price	$ /t	4,821
Zircon Price	$ /t	1,405

Mining Cost	$/ROM t	3.0
Processing Cost	$/ROM t	3.0
Transport Cost	$/ROM t	0.4
G&A Cost	$/ROM t	0.9
Royalties	%	5%

Revenue	$/ROM t	7.3
Cost	$/ROM t	7.3